UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PHYTOMEDICAL TECHNOLOGIES, INC.
(Name of Issuer)

COMMON STOCK, $0.00001 PER SHARE PAR VALUE
(Title of Class of Securities)

71944A 107
(CUSIP Number)

Herdev S. Rayat
1990 Tolmie Street
Vancouver, British Columbia V6R 4C2
(604) 228-0828
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2004
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71944A 107

1.	Names of Reporting Persons Herdev S. Rayat I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Canadian

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 14,310,714 Shares

8.	Shared Voting Power:

9.	Sole Dispositive Power: 14,310,714 Shares

10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,310,714 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.	Percent of Class Represented by Amount in Row (11): 8.8%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 71944A 107

ITEM 1.     SECURITY AND ISSUER

Common stock, par value $0.00001 per share of PhytoMedical Technologies, Inc., Suite 216, 1628 West 1st Ave, Vancouver, British Columbia, Canada, V6J 1G1.

ITEM 2.     IDENTITY AND BACKGROUND

(a)	Herdev S. Rayat

(b)	1990 Tolmie Street, Vancouver, British Columbia, Canada, V6R 4C2

(c)	President of Thor-West Management Group, Inc., 1990 Tolmie Street, Vancouver, BC V6R 4C2.

(d)	No

(e)	No

(f)	Canadian

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Personal Funds

ITEM 4.     PURPOSE OF TRANSACTION

Investment

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

(a)	14,310,714 shares; 8.8%

(b)	14,310,714 shares

(c)	Transactions Effected During the Past 60 Days:
The following table sets forth all sale transactions with respect to shares of the Company’s Common Stock effected during the past sixty (60) days by Mr. Rayat. All such transactions were effected in the open market. The table excludes commissions paid.

			Where and How
Date of Transaction	Number of Shares	Price Per Share	Transaction was Effected

10/25/04	3,000	$0.65	Canada/Open Market
10/25/04	18,850	$0.64	Canada/Open Market

CUSIP No. 71944A 107

10/25/04	35,000	$0.59	Canada/Open Market
10/26/04	33,500	$0.70	Canada/Open Market
10/27/04	11,000	$0.79	Canada/Open Market
11/17/04	5,000	$0.79	Canada/Open Market
11/18/04	5,000	$0.83	Canada/Open Market
11/23/04	25,000	$0.95	Canada/Open Market
11/23/04	2,500	$1.08	Canada/Open Market
11/24/04	5,000	$1.02	Canada/Open Market
11/26/04	7,500	$1.20	Canada/Open Market
11/26/04	5,000	$1.19	Canada/Open Market
11/26/04	5,000	$1.22	Canada/Open Market
11/29/04	20,000	$1.35	Canada/Open Market
11/29/04	5,000	$1.37	Canada/Open Market
11/29/04	10,000	$1.37	US/ Open Market
11/30/04	6,470	$1.46	Canada/Open Market
12/03/04	2,500	$1.22	Canada/Open Market
12/09/04	2,500	$1.20	Canada/Open Market
12/14/04	13,000	$1.24	Canada/Open Market
12/14/04	5,000	$1.27	Canada/Open Market
12/15/04	9,912	$1.34	Canada/Open Market

(d)	Right of Others to Receive Dividends or Proceeds of Sale: N/A

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent: N/A

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

None

CUSIP No. 71944A 107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 17, 2004

Date

/s/ Herdev S. Rayat

Signature

Herdev S. Rayat

Name/Title